NO ACT

PE
12-11-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010437

January 13, 2010



Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-13-2010

David A. Wisniewski
Associate General Counsel and
Group Vice President
SunTrust Banks, Inc.
SunTrust Plaza
Mail Code GA-Atlanta-0643
303 Peachtree Street NE, Suite 3600
Atlanta, GA 30308

Re: SunTrust Banks, Inc.
Incoming letter dated December 11, 2009

Dear Mr. Wisniewski:

This is in response to your letter dated December 11, 2009 concerning the shareholder proposal submitted to SunTrust by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Edward J. Durkin
Director, Corporate Affairs Department
United Brotherhood of Carpenters and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

January 13, 2010

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: SunTrust Banks, Inc.
Incoming letter dated December 11, 2009

The proposal requests that the board initiate the appropriate process to amend the company's governance documents (articles of incorporation and bylaws) to provide that the director nominees shall be elected by the affirmative vote of a majority of the votes cast at an annual meeting of shareholders, with a plurality vote standard retained for director elections in which the number of director nominees exceeds the number of board seats.

We are unable to concur in your view that SunTrust may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that SunTrust may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Rose A. Zukin
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



**David A. Wisniewski**
Associate General Counsel and
Group Vice President

**SunTrust Banks, Inc.**
SunTrust Plaza
Mail Code GA-Atlanta-0643
303 Peachtree Street NE, Suite 3600
Atlanta, GA 30308
Tel 404.724-3604
Fax 404.230.5387
David.Wisniewski@SunTrust.com

December 11, 2009

***Via U.S. Mail and email to*** shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: SunTrust Banks, Inc. – Exclusion of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by SunTrust Banks, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company seeks the concurrence of the Staff of the Securities and Exchange Commission that it may exclude that certain proposal by the United Brotherhood of Carpenters Pension Fund (the "Proponent"), dated November 10, 2009, along with the accompanying supporting statement, in the form attached hereto as Exhibit A, from the Company's forthcoming proxy statement and proxy card for its 2010 annual meeting of shareholders. Proponent's proposal requests that the Company's Board of Directors initiate the appropriate process to amend the Company's governance documents (articles of incorporation and bylaws) to provide that the director nominees shall be elected by the affirmative vote of the majority of votes cast (the "Proposal"). Also, attached hereto as Exhibit B and Exhibit C, respectively, are the Proponent's correspondence to the Company and the Company's correspondence to the Proponent.

*Request for No-Action Letter*

The Company hereby gives notice of the Company's intention to omit the Proposal from the Company's proxy materials and respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from the Company's proxy materials.

This letter constitutes the Company's statement of the reasons why exclusion of the Proponent's proposal from the Company's proxy materials is proper. Enclosed are six copies of this letter, including all exhibits and annexes.

*Grounds for Exclusion*

The proxy rules allow a shareholder to require a Company to include the shareholder's proposal in the Company's proxy statement only if the shareholder and its proposal comply with Rule 14a-8. Rule 14a-8 imposes specific requirements upon a shareholder proponent,and authorizes a company to exclude the proposal if the proponent does not comply with certain requirements.

The Proposal may be excluded because it is vague and indefinite, false and misleading. Neither shareholders voting on the proposal nor the Company in attempting to comply with the proposal can determine how it would apply to candidates nominated by shareholders pursuant to the SEC's pending "Proxy Access" rules. The Proposal may also be excluded because it violates Rule 14a-9 because it does not disclose its affect on the election of directors pursuant to the SEC's pending "Proxy Access" rules. Finally, the Proposal makes false claims regarding its effects in violation of Rule 14a-9.

**1. The Proposal May be Excluded Because it is Vague and Indefinite because Neither Shareholders Voting on the Proposal Nor the Company in Attempting to Comply With the Proposal Can Determine How It Would Apply to Candidates Nominated by Shareholders Pursuant to the SEC's Pending "Proxy Access Rules."**

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal if the proposal or supporting statement is so vague and indefinite that it violates the prohibition against materially false or misleading statements in proxy solicitation materials. The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be ***able to determine with any reasonable certainty exactly what actions or measures the proposal requires***." Staff Legal Bulletin No. 14B, Section B.4 (emphasis added). (Sept. 15, 2004).

A proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders ***might interpret the proposal differently,*** such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991); *Exxon Corp.* (Jan. 29, 1992). For example, in *Safescript Pharmacies, Inc.* (Feb. 27, 2004), the Staff concurred that the company could exclude a proposal requesting that stock options be "expensed in accordance with FASB guidelines," because FASB permitted two methods of expensing stock-based compensation.

Likewise, the Proponent's Proposal is subject to at least two interpretations that differ in important respects. The differences relate to how the Proposal would operate in the context of shareholder-nominated directors.

The SEC, in Exchange Act Release No. 34-60089, "*Facilitating Shareholder Director Nominations,*" (June 18, 2009), has proposed a method by which shareholders of a company may directly nominate persons for election to the board of directors (the "Proxy Access Rules"). The Proxy Access Rules will require a company to include in the Company's proxy statement and proxy card persons nominated in accordance with such rules. Shareholders acting pursuant to the Proxy Access Rules may nominate a number of persons equal to up to 25% of the number of persons comprising the full board of directors. While the Proxy Access Rules are not currently effective, commentators expect these rules to be effective for the 2011 annual meeting. The 2011 annual meeting is also the first annual meeting at which the Proponent's proposal might be effective (if passed by the shareholders). Applying the SEC's Proxy Access Rules to SunTrust, shareholders could nominate up to 3 directors, assuming the rule is adopted as proposed. (If the rule is amended to "round up," then up to 4 persons might be nominated by shareholders.) This is because SunTrust's full board currently consists of 14 persons.

The Proposal calls for the Board of Directors to initiate the appropriate process to amend the Company's governance documents (articles of incorporation and bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders. The Proposal further provides that a plurality vote standard should be retained for "contested director elections, that is, when the number of director nominees exceeds the number of board seats."

However, and importantly, the Proponent does not explain how the Proposal should operate in the context of the SEC's Proxy Access Rules. As a result, neither shareholders voting on the proposal nor the Company in attempting to comply with the proposal can determine how it would apply to candidates nominated by shareholders pursuant to the SEC's pending "Proxy Access" rules." This is because there are at least two possible interpretations of how the Proposal should operate in the context of the SEC's Proxy Access Rules.

First, the Proposal could be read literally, in which case it would conflict with SEC's Proxy Access Rules. Under this interpretation, in the event that shareholders nominate even a single director pursuant SEC's Proxy Access Rules (assuming the Board nominates a full slate of directors), then literally "the number of director nominees [would] exceed the number of board seats" to quote the language of the Proposal. In such circumstances, the Proponent directs that the majority vote standard should not apply but rather the plurality vote standard should apply.

This result could happen quite often. SunTrust's full board is comprised of 14 persons or seats and SunTrust's Board would typically nominate a full slate—14 persons. (Companies typically nominate a full slate, 14 directors in our case, each year. This is particularly true in our case because the Company already has a process in place by which shareholders might communicate directly with, and suggest nominees to, the Board's Nominating Committee.) In addition, under the SEC's Proxy Access Rules, shareholders could nominate up to 3-4 additional persons, for a total of 17-18 nominees.

The Proposal, read literally, would not apply if even a single shareholder availed itself of its rights under the SEC's Proxy Access Rules. Instead, plurality voting would apply. It is possible that shareholders will nominate a director every year pursuant to the SEC's Proxy Access Rules. (SunTrust directors serve a term of a single year, so a shareholder-nominated director may need to be re-nominated by the shareholders every year, even if elected.) If shareholders nominate even just one director each year, then the Proponent's rule would never apply. In light of the significant possibility of this result from a literal interpretation, the Company cannot be certain that applying plurality voting when even a single person is nominated by the shareholders pursuant to the SEC's Proxy Access Rules is what the Company must do in order to comply with the resolution, assuming it passes. While this might be a good policy decision if the Proponent or the Company had thought about it, the Proposal does not make clear that this is how the Company should implement the Proponent's Proposal. In light of the absurd result of the Proposal potentially never applying to the Company, the Company cannot assume that this is what is required of it.

Similarly, the shareholders in voting on the proposal cannot be certain how the Proposal will be implemented. Under SunTrust's articles of incorporation and bylaws, the Georgia Business Corporation Code, and the SEC's Proxy Access Rules, directors are nominated "at large." That is, they run for any of the 14 available seats, and are not in contest with a specific opponent. As a result, many shareholders likely will not realize that their future exercise of their rights under Proxy Access to nominate a single director will change the voting standard from majority voting to plurality voting for all directors. In the words of Staff Legal Bulletin 14B, neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), are able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

A second and alternate interpretation of the Proposal would be to read it in harmony SEC's Proxy Access Rules. Under this interpretation, the majority voting standard would apply to an election where the number of candidates exceeds the number of seats only because additional persons were nominated pursuant to the SEC's Proxy Access Rules (rather than a traditional proxy contest that seeks a change in control or other fundamental change). Such an interpretation harmonizes the Proposal and the SEC's Proxy Access Rules, and avoids the absurd and presumably unintended result of the Proponent's Proposal becoming irrelevant every single year that a single person is nominated pursuant to the SEC's Proxy Access Rules.

This is one of multiple, reasonable interpretations since it gives force to both the Proposal and the SEC Proxy Rules, rather than rendering the Proposal a nullity. It is also reasonable because what is commonly understood by the phrase "proxy contest" or "contested director election" is not the sort of election contest envisioned by the SEC's Proxy Access Rules. By way of background, contested director elections or proxy contests occur infrequently, with perhaps only a few dozen or less occurring among several thousand public companies each year. Additionally, traditionally proxy contests are extraordinary in nature and either seek to effect a change of control of the target company or to effect some other fundamental corporate change. In contrast, the SEC's Proxy Access Rules do not allow for nominations where the intent is a change in control. Similarly, a stated purpose of the rules is to facilitate ordinary, direct nomination of directors by shareholders and to shift the cost of soliciting proxies for such shareholder-nominated directors to the Company. Accordingly, the situations in which Proxy Access will apply are much broader than the infrequent circumstances involved in a tradition proxy contest. Similarly, the purpose behind the Proxy Access Rules—facilitating direct nominations by shareholders—is much more commonplace than the more extraordinary motives behind most proxy contests, which often are to effect a change of control or some other fundamental corporate change. As a result, shareholders are likely to interpret the Proponent's phrase "contested director election" by its ordinary meaning, which is an infrequent occurrence seeking a change in control or other fundamental corporate change, rather than a commonplace nomination by a shareholder pursuant to the SEC's Proxy Acces Rules. This would be a reasonable interpretation of the phrase "contested director election," notwithstanding the fact that the Proponent attempts to expand the everyday meaning of that phrase to include every election in which "the number of director nominees exceeds the number of board seats."

The significant ambiguities in applying majority voting in the context of the SEC's Proxy Access Rules are further demonstrated by the fact that the Commission itself solicited comment on aspects of the interplay between majority voting and Proxy Access in at least three places in its Proposing Release. See Exchange Act Release No. 34–60089 at A.2, B.9, and B.19.

To summarize, shareholders cannot be certain that the Proposal if adopted will not be triggered if they exercise their rights under Proxy Access, and the Company cannot determine whether the majority vote standard should be disregarded every year a single shareholder exercises its rights under Proxy Access.

In failing to address the uncertainties regarding how the Proposal will apply if a director is nominated under the SEC's Proxy Access Rules, the Proposal leaves it to "stockholders voting on the [P]roposal [and] the Company in implementing the [P]roposal" to determine whether or not the Proposal would impose a majority voting election standard when shareholders nominate directors pursuant to the SEC's Proxy Access Rules. The resolution of this obvious ambiguity is left to what would amount to an uninformed guess by the individual shareholder voting on the Proposal. Each voter may view the issues differently. Hence, it is possible that the Company's implementation may result in actions significantly different from those envisioned by shareholders voting for the Proposal. *Fuqua Industries, Inc.*, SEC No-Action Letter (March 12, 1991). Additionally, shareholders "are entitled to know precisely the breadth of the proposal on which they are asked to vote." *The New York City Employees' Ret. Sys. v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992). Given the uncertainties relating to the Proposal, it is impossible for the shareholders in this case to know "the breadth of the proposal on which they are asked to vote." Thus, the Proposal is impermissibly vague in its description of the actions to be taken and can properly be omitted from the Company's proxy materials.

**2. The Proposal may also be Excluded Because it Violates Rule 14a-9 Because it Does Not Disclose Its Affect on the Election of Directors Pursuant to the SEC's Pending "Proxy Access" Rules.**

Rule 14a-8 authorizes the Company to exclude the Proposal from the Company's proxy materials because the Proposal violates Rule 14a-9 because it does not disclose its affect on the election of directors pursuant to the SEC's pending "Proxy Access" rules.

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. Rule 14a-9 provides, in relevant part:

> No solicitation subject to this regulation shall be made by means of any proxy statement ... containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, ***or which omits to state any material fact necessary in order to make the statements therein not false or misleading*** .... (emphasis added)

The Staff has consistently concluded that a proposal may be excluded where the proposal is cast in such a way that shareholders are unable to determine its effects. *See, e.g., Berkshire Hathaway Inc.* (Mar. 2, 2007) (permitting exclusion of a shareholder proposal restricting Berkshire from investing in any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because proposal does not adequately disclose to shareholders the extent to which the proposal would operate to bar investment in all foreign corporations); *H.J. Heinz Company* (May 25, 2001)(permitting exclusion of a shareholder proposal that requested full implementation of SA8000 Social Accountability Standards but did not clearly set forth the obligations that would be imposed on the company); *Hershey Foods Corp.* (Dec. 27, 1988) (permitting exclusion of a shareholder proposal seeking to establish a policy restricting the company's advertising as vague and indefinite because the "standards under the proposal may be subject to differing interpretations"); *Exxon Corp.* (Jan. 29, 1992) (permitting exclusion of a shareholder proposal regarding board member criteria because the use of certain vague terms made the proposal misleading since such matters would be subject to differing interpretations both by shareholders and the company's board, and implementation of the proposal could result in any action ultimately taken by the company being significantly different from the action envisioned by shareholders voting on the proposal); *Fuqua Industries, Inc.* (Mar. 12, 1991) (permitting exclusion of a shareholder proposal because terms such as "any major shareholder" would be subject to differing interpretations).

In addition, the Staff has found that a company may properly exclude entire shareholder proposals where they contained false and misleading statements or omitted material facts necessary to make such proposals not false and misleading. *See North Fork Bancorporation, Inc.* (Mar. 25, 1992); *National Distillers & Chemical Corp.* (Feb. 27, 1975). In *National Distillers*, the Staff permitted exclusion of a shareholder proposal which requested that management, among other things, issue a six-month report on employment practices and an annual report on advertising expenditures. The Staff noted that the proposal failed to "discuss the prospective cost of preparing such reports or whether any of the information to be included in the reports could be withheld in the event disclosure thereof would harm the company's business or competitive position." The Staff therefore concluded that "the proposal could, without certain additional information, be misleading" and that in order that shareholders "not be misled in this regard, it would seem necessary that these two important points be specifically dealt with."

The Proponent's Proposal fails to disclose its effect on a shareholders' ability to exercise its rights under the SEC's Proxy Access Rules. As explained in Part 1, the application of the Proposal in the context of a shareholder nomination is ambiguous – either the Proposal does not require majority voting for the election of any directors in a year in which a shareholder nominates a single director or the Proposal requires majority voting for the election of all directors including elections where a shareholder has nominated at least one director.

If the Proposal does not require majority voting for the election of any directors in a year in which a shareholder nominates a single director, then the mere nomination by a shareholder pursuant to SEC's Proxy Access Rules would invalidate majority voting. **Therefore, the Proposal as drafted, without explaining how majority voting will work when shareholders nominate directors in addition to a full slate nominated by the Board, may chill the exercise of shareholders' rights under the SEC's Proxy Access Rules.**

Alternatively, if the Proposal requires majority voting for the election of all directors including elections where a shareholder has nominated at least one director, then the failure to disclose this fact is material to shareholders voting on the Proposal. As noted above, shareholders might nominate as many as 4 directors to SunTrust's board under the SEC's Proxy Access Rules. If the Company were to nominate a full slate of 14 directors, then 18 persons would be nominated for only 14 seats. In such circumstances, it is almost certain that at least 4 persons, and perhaps more, would fail to receive a majority of the votes cast.[1] The Proposal's application of the majority vote standard to such an election will make possible failed elections because the additional nominees could disperse votes in such a way that the number of directors that fail to receive a majority of the votes casts exceeds even the number of directors nominated by the shareholders in addition to those nominated by the Board. This will affect which directors will be elected, and may have unintended consequences that frustrate shareholders' wishes. The Proponent discloses none of these material, potential consequences.

The failure of the Proposal to explain whether or not it would impose a majority voting election standard when shareholders nominate directors is so significant as to deprive the Company's shareholders of vital information regarding the Proposal and, consistent with the authorities cited above, the Company believes that the Proposal is properly excludable from its proxy materials under Rule 14a-8(i)(3).

1 For example, assume a corporation with 100 shares outstanding and a board consisting of 14 persons. Assume further that shareholders nominate 4 persons pursuant to the SEC's Proxy Access Rules. It would be theoretically possible for 5 persons to receive 49 votes and 13 persons to receive 88 votes. Under plurality voting, 13 directors would be elected and there would be a 5-way tie for the 14th seat. Under majority voting, five directors would fail to be elected.

**3. The Proposal May be Excluded Because it Violates Rule 14a-9 Because it Claims it Will Result in a Meaningful Difference When Such Contention is False.**

The Proponent makes several statements which falsely suggest that a majority voting election standard which it proposes will have meaningfully different results from the Company's current vote standard and majority voting policy:

- "In order to provide shareholders ***a meaningful role*** in director elections, the Company's director election vote standard should be changed to a majority vote standard." (emphasis added)
- "The critical first step in establishing ***a meaningful majority vote policy*** is the adoption of a majority vote standard." (emphasis added)
- A majority vote standard combined with a post-election director resignation policy would establish ***a meaningful right for shareholders to elect directors*** . . . "(emphasis added)
- "We feel that this combination of the majority vote standard with a post-election policy represents ***a true majority vote standard."*** (emphasis added)

However, the fact is that the system proposed by the Proponent would not be meaningfully different than the Company's current election system, and the Proponent falsely suggests that this is not the case. This is because the Company's current director election system will produce a result that is **not meaningfully different** from the Proponent's system.

SunTrust is incorporated in Georgia. Under Georgia law, unless a contrary provision is included in the company's articles of incorporation or bylaws, shareholders are elected by a plurality of votes. In the event that a nominee receives a greater number of votes "withheld" from his or her election than votes "for" his or her election, then SunTrust's Majority Voting Policy would require the nominee to tender his or her written resignation to the Chairman of the Board for consideration by the Company's Governance & Nominating Committee within 5 days following the certification of the shareholder vote. The Company then has a detailed and specific procedure for determining whether to accept the resignation, which it describes in its proxy statement, but which is not relevant to the comparison of the election standard.[2] The result under Georgia law and the Company's articles of incorporation and bylaws is that the nominee will be deemed to be duly elected a director and have all the rights and powers of a director unless and until the Board determines to accept their resignation.

An almost identical result is obtained under the Proponent's requested system. The only difference is one of semantics, and is not meaningful. Under the Proponent's system, the Company's articles of incorporation or bylaws would need to be amended to specify that the voting standard in an uncontested election is a majority of the votes cast. Accordingly, in the event that a nominee receives a greater number of votes "withheld" from his or her election than votes "for" his or her election, then technically the person would not be duly elected. However, this is a distinction without a meaningful difference. In the case of an incumbent director, their term of office would continue until a successor was duly elected and qualified. Georgia Business Corporation Code Section 805(e)("Despite the expiration of a director's term, he continues to serve until his successor is elected and qualifies or until there is a decrease in the number of directors.") Such persons are commonly referred to as holdover directors, and under Georgia law and the Company's articles and bylaws, such holdover directors would have the same authority as a director that received at least a majority of the votes cast. See, for example, the Official Comment to G.B.C.C. Section 805(e)(stating "Thus, the power of the board of directors to act continues uninterrupted . . ".). Indeed, the Proponent in his Proposal does not state otherwise, nor give any explanation beyond its misleading labels as to why shareholders do not presently have a meaningful role in the election of directors.

---

2 The Company's majority voting policy requires that, in the event that a nominee receives a greater number of votes "withheld" from his or her election than votes "for" his or her election, the nominee tender his or her written resignation to the Chairman of the Board for consideration by the Company's Governance & Nominating Committee within 5 days following the certification of the shareholder vote. This requirement applies only in an uncontested election of directors, which is an election in which the only nominees are persons nominated by the Board of Directors. The Committee will then consider such resignation and, within 45 days following the date of the shareholders' meeting at which the election occurred, make a recommendation to the Board concerning whether to accept or reject such resignation. The Board will take formal action on the Committee's recommendation no later than 75 days following the date of the shareholders' meeting at which the election occurred. The Company will publicly disclose, in a Form 8-K filed with the Securities and Exchange Commission, the Board's decision, together with a full explanation of the process by which the Board made its decision and, if applicable, the Board's reason or reasons for rejecting the tendered resignation within 4 business days after the Board makes its decision.

To continue the example, in the case of non-incumbent directors receiving less than a majority of votes, under the Company's current plurality vote standard and post-election resignation policy, such a nominee would be duly elected but then required to tender his resignation. Under a majority vote standard, such person would not be elected. While on the surface this appears to be a significant difference, in reality it is not. This is because such a failed election under the majority vote system would trigger a vacancy on the board of directors. Under the Proponent's majority voting standard, the Board would need to decide whether to eliminate the vacancy by shrinking the size of the board or to fill the vacancy by appointing someone (who could be the nominee that received less than a majority) to fill the vacancy. Importantly, under this framework, the Board rather than the shareholders as suggested by the Proponent, determines whether the vacancy will be filled and by whom. There is no meaningful difference under the current system—the nominee while technically elected has to tender his resignation. The Board then makes a discretionary decision to accept or reject the resignation. In this way, the Board ultimately determines whether such director is seated, whether an alternate is appointed, and whether the board is reduced in size to eliminate the vacancy.

Contrary to the Proponent's misleading labels, there is no meaningful difference between either result and the shareholders do not have a meaningful voice in the process under either system once the nominee fails to receive a majority of the votes cast. For these reasons, the Proposal taken as a whole is materially false and misleading and warrants exclusion from the Company's proxy statement pursuant to Rule 14a-8(i)(3), which authorizes the Company to exclude the Proposal from the Company's proxy materials because the Proposal violates Rule 14a-9.

*Conclusion*

Based on the foregoing analysis, we respectfully request that the Staff concur that Rule 14a-8 authorizes the Company to exclude the Proposal form the Company's proxy materials and to confirm that the Staff will take no action if the Company excludes the Proposal from its Proxy Materials. We would be happy to provide you with additional information and answer any questions that you may have regarding the subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me.

Sincerely,



David A. Wisniewski

cc: Raymond D. Fortin,
General Counsel and
Corporate Secretary

Ed Durkin, Director
Corporate Affairs Department
United Brotherhood of Carpenters Pension Fund



N:\LEGAL\Records Folder\LEG1010-REGULATORY COMPLIANCE (EXTERNAL AUDITS)\REGULATORY\DWisniewski\2010\Proxy Statement and Annual Meeting\Shareholder Proposal\MV - Carpenters\MV.SEC No-Act Request.doc

## Exhibit A

### Director Election Majority-Vote Standard Proposal

**Resolved:** That the shareholders of SunTrust Banks, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (articles of incorporation and bylaws) to provide that the director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceed the number of board seats.

**Supporting Statement:** In order to provide shareholders a meaningful role in director elections, the Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. SunTrust Banks presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard in director elections, a strong majority of the nation's leading companies, including Intel, General Electric, Motorola, Hewlett-Packard, Morgan Stanley, Wal-Mart, Home Depot, Gannett, Marathon Oil, Safeway, and many SunTrust competitors have adopted a majority vote standard in company bylaws or articles of incorporation. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. However, SunTrust has responded only partially to the call for change, simply adopting a post-election director resignation policy that sets procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. The plurality vote standard remains in place.

We believe that a post-election director resignation policy without a majority vote standard in Company bylaws or articles is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the Board can then consider action on developing post-election procedures to address the status of directors that fail to win election. A majority vote standard combined with a post-election director resignation policy would establish a meaningful right for shareholders to elect directors, and reserve for the Board an important post election role in determining the continued status of an unelected director. We feel that this combination of the majority vote standard with a post-election policy represents a true majority vote standard.

**Exhibit B**



United Brotherhood of Carpenters
and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-543-4871

**DATE**
Tuesday, November 10, 2009

**TO**
Raymond D. Fortin
Corporate Secretary
SunTrust Banks, Inc.

**SUBJECT**
Shareholder Proposal

**FAX NUMBER**
404-724-3550

**FROM**
Ed Durkin

**NUMBER OF PAGES (Including This Cover Sheet)**
3



FAX TRANSMISSION



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

*Douglas J. McCarron*

General President

**[SENT VIA MAIL AND FACSIMILE 404-724-3550]**

November 10, 2009

Raymond D. Fortin
Corporate Secretary
SunTrust Banks, Inc.
Post Office Box 4418, Mail Code 643
Atlanta, Georgia 30302

Dear Mr. Fortin:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the SunTrust Banks, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the vote standard for director elections, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 7,636 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

**Director Election Majority Vote Standard Proposal**

**Resolved:** That the shareholders of SunTrust Banks, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (articles of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

**Supporting Statement:** In order to provide shareholders a meaningful role in director elections, the Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. SunTrust Banks presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard in director elections, a strong majority of the nation's leading companies, including Intel, General Electric, Motorola, Hewlett-Packard, Morgan Stanley, Wal-Mart, Home Depot, Gannett, Marathon Oil, Safeway, and many SunTrust competitors have adopted a majority vote standard in company bylaws or articles of incorporation. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. However, SunTrust has responded only partially to the call for change, simply adopting a post-election director resignation policy that sets procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. The plurality vote standard remains in place.

We believe that a post-election director resignation policy without a majority vote standard in Company bylaws or articles is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the Board can then consider action on developing post-election procedures to address the status of directors that fail to win election. A majority vote standard combined with a post-election director resignation policy would establish a meaningful right for shareholders to elect directors, and reserve for the Board an important post-election role in determining the continued status of an unelected director. We feel that this combination of the majority vote standard with a post-election policy represents a true majority vote standard.

**Exhibit C**



**David A. Wisniewski**
Associate General Counsel and
Group Vice President

**SunTrust Banks, Inc.**
SunTrust Plaza
Mail Code GA-Atlanta-0643
303 Peachtree Street NE, Suite 3600
Atlanta, GA 30308
Tel 404.724-3604
Fax 404.230.5387
David.Wisniewski@SunTrust.com

December 11, 2009

**VIA FACSIMILE: (202) 543-4871**
Ed Durkin, Director
Corporate Affairs Department
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue N.W.
Washington D.C. 20001

**Re: Shareholder Proposal**

Dear Mr. Durkin:

We acknowledge receipt of the proposal by the United Brotherhood of Carpenters Pension Fund which you requested be included in the proxy materials related to the next annual meeting of the shareholders of SunTrust Banks, Inc. (the "Company"). Thank you for your interest in SunTrust.

The Company intends to exclude the proposal because it is vague and indefinite, false and misleading. A copy of our correspondence with the United States Securities and Exchange Commission is attached, and that letter better explains our bases for excluding your proposal. Finally, for your reference, I have attached a copy of SEC Rule 14a-8.

Please call me if you have any questions or concerns.

Best regards,

David A. Wisniewski

cc: Raymond D. Fortin, Corporate Secretary and General Counsel

**Rule 14a-8 -- Proposals of Security Holders**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

   2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

   3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

   1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

      **Note to paragraph (i)(1)**

      Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

   2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

      **Note to paragraph (i)(2)**

      Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

   3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

   4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

   **Note to paragraph (i)(9)**

   Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

   1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files

its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.